August 3, 2010

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Shehzad Niazi

Re:	Gordmans Stores, Inc.
Amendment No. 5 to Registration Statement on Form S-1
(SEC File No. 333-166436), filed August 3, 2010

Gentlemen:

Gordmans Stores, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, an Amendment No. 5 to its Registration Statement on Form S-1.

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated August 2, 2010, from the staff of the Securities and Exchange Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the amended Registration Statement are enclosed, and have been marked to show changes from Amendment No. 4 to the Registration Statement on Form S-1 filed on August 2, 2010. Where applicable, we have referenced in the Company’s responses the appropriate page number of the amended Registration Statement. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the amended Registration Statement.

General

1.	We note your revised registration statement and response to comment four of our letter dated June 22, 2010. Please file your executed charter and revise the prospectus to clarify in one location the significant changes to be made by the amended and restated charter.

Hong Kong        London      Los Angeles       Munich      New York      Palo Alto      San Francisco      Shanghai         Washington, D.C.

KIRKLAND & ELLIS LLP

Securities and Exchange Commission

August 3, 2010

Response: In response to the Staff’s comments, the Company has filed the final amended and restated charter and amended and restated bylaws as Exhibits 3.1 and 3.2 to the Registration Statement.

2.	Prior to requesting acceleration of the registration statement, please ensure that we receive a copy of the letter, or a phone call, from FINRA, stating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements.

Response: The Company acknowledges the Staff’s comments and respectfully informs the Staff that it will ensure that the Staff receives a copy of the letter, or a phone call, from FINRA stating that FINRA has finished its review and has no concerns regarding the underwriting arrangements.

Capitalization, page 26

3.	We note from your response to comment one in our letter dated July 30, 2010 that you adjusted cash by $13.4 million to reflect a pay down of the draw on the revolving credit facility. Please clarify why this adjustment amount is used to arrive at the as adjusted amount of cash in the capitalization table instead of the $16.0 million disclosed in the second bullet on page 25.

Response: In response to the Staff’s comments, the Company has revised page 26 of the Registration Statement to clarify the adjustments made in the capitalization table.

4.	It appears from your response to comment one in our letter dated July 30, 2010 that several adjustments were made that were not disclosed in the registration statement. In this regard, it appears that you included adjustments for bank amendment fees of $250,000, a fee related to the dividend of $450,000, and the aggregate amount of the management bonus of $2,700,000. We believe that there should be a sufficient explanation of adjustments applied in arriving at the as adjusted column so a reader could prepare the as adjusted column based on the description of the adjustments. Please expand your disclosure to describe how the as adjusted amounts were determined accordingly.

Response: In response to the Staff’s comments, the Company has revised page 26 of the Registration Statement to include disclosure regarding certain adjustments applied in arriving at the as adjusted column numbers.

Determining the Fair Value of Our Common Stock, page 51

KIRKLAND & ELLIS LLP

Securities and Exchange Commission

August 3, 2010

May 7, 2009 valuation, page 52

5.	Please ensure that all disclosed dates correctly correspond with the headings above them or disclose why the dates may differ. We note under this heading you disclose determining your enterprise value at May 1, 2009 rather than the heading date of May 7, 2009 and under the heading March 30, 2010 you disclose the enterprise determination date to be May 7, 2009.

Response: In response to the Staff’s comments, the Company has revised page 52 of the Registration Statement to ensure that all disclosed dates correctly correspond with the headings above them.

Business, page 55

6.	We note your revised disclosure and response to comment four of our letter dated July 30, 2010. With a view to clarifying disclosure, advise us of the assumptions underlying the net benefit of not seeking the types of vendor allowances and reimbursements you identify. In this regard, it is unclear why not requesting rebates from vendors necessarily equates to an ability to charge consumers less.

Response: In response to the Staff’s comments, the company has revised pages 1, 2 and 56 of the Registration statement to clarify the disclosure of its value proposition.

Certain Relationships and Related Party Transactions, page 90

7.	We note your response to comment nine from our letter dated July 30, 2010 and reissue that comment in part, please revise to address all executive officers, including, as appropriate, Messrs Morand, Heyman and Crump. We also note with respect to Mr. Morand that the bonus agreement appears to exceed $120,000.

Response: In response to the Staff’s comments, the Company has revised pages 85 and 92 of the Registration Statement to include Messrs. Morand and Crump, whose bonus agreements meet or exceed $120,000.

Report of Independent Registered Public Accounting Firm, F-2

8.	We remind you to remove the restrictive language that appears at the bottom of draft report in the amendment upon which you request acceleration of effectiveness.

KIRKLAND & ELLIS LLP

Securities and Exchange Commission

August 3, 2010

Response: We respectfully acknowledge the Staff’s comment and have been advised by the Company’s auditors that they will remove the restriction to their opinion upon the Company’s request to the Staff to accelerate the effectiveness of the Registration Statement, which we anticipate to be August 3, 2010.

Consolidated Statement of Operations, F-3

9.	We note your response to comment seven in our letter dated July 30, 2010. To the extent you concluded interest expense was material to the pro forma net income per share calculation, please disclose the assumptions used to arrive at the adjustment to interest expense estimated for both the year ended January 30, 2010 and the thirteen week period ended May 1, 2010. In addition, tell us why the increase to pro forma interest expense of $88,000 was determined to be the same for both the year ended January 31, 2010 and the 13 week period ended May 1, 2010.

Response: In response to the Staff’s comments, the Company has revised footnote 1 on pages F-3 and F-24 of the Registration Statement to remove the statement regarding interest expense because the Company does not consider it material during either period. The pro forma interest expense of $84,000 for the year ended January 30, 2010 was calculated by taking the $1.4 million note payable ($20 million dividend less the twelve-months ended May 1, 2010 net income of $18.6 million) by a 6% annual interest rate on the Company’s revolving line of credit facility. The pro forma interest expense for the thirteen weeks ended May 1, 2010 would be $21,000.

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

In connection with responding to your comments, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2075.

KIRKLAND & ELLIS LLP

Securities and Exchange Commission

August 3, 2010

Sincerely,

/s/ Gerald T. Nowak, P.C.
Gerald T. Nowak, P.C.

cc:	Jeffrey J. Gordman

Gordman Stores, Inc.

W. Morgan Burns

Faegre & Benson LLP